ZENA CAPITAL CORP.

604 – 750 Pender Street.

Vancouver, B.C.

V6C 2T7

May 6, 2003

Mr. Byard MacLean, P. Eng.

British Columbia,

Mr. MacLean:

The purpose of this letter (the “Letter of Intent”) is to outline the terms and conditions upon which Zena Capital Corp. (“Zena”) proposes to enter into an option agreement (“Option”) to acquire up to 100% of certain mineral rights in properties located in British Columbia (hereinafter referred to as “Barite”).  We acknowledge that this letter is an expression of intent only and does not result in the formation of a binding agreement between us other than in respect of Paragraphs 1, 2, and 6.4, which will be binding obligations on the parties in accordance with their terms.

1.

Exclusivity / Closing

1.1

It is acknowledged that Zena has incurred and will incur significant expenses in completing its due diligence in preparation for the closing of the transactions contemplated in this Letter of Intent (“the Transaction”).  Accordingly, Byard MacLean (the “MacLean”) agrees not to initiate contact with, solicit or enter into negotiations with any other party regarding the sale or option of Barite from the date of the execution of this Letter of Intent except in the event that a formal option agreement as contemplated in Section 7.1 (i) of this Letter of Intent is not entered into within 120 days of this Letter of Intent, or in the event that the Transaction herein fails to close by October 31, 2003, in which case such prohibition will end.

It is acknowledged that MacLean has incurred and will incur significant expenses in completing his due diligence in preparation for the closing of the Transaction contemplated in this Letter of Intent. Accordingly, Zena agrees not to initiate contact with, solicit or enter into negotiations with any other party regarding the completion of a Qualifying Transaction, as defined in the policies of the TSX Venture Exchange (“Exchange”) from the date of the execution of this Letter of Intent except in the event that a formal option agreement as contemplated in Section 7.1 (i) of this Letter of Intent is not entered into within 120 days of this Letter of Intent, or in the event that the Transaction herein fails to close by October 31, 2003, or in the event Zena gives notice to MacLean that Zena does not propose to proceed with the Transaction based upon the results of the Phase 1 program of exploration to be undertaken by Zena in respect of the Barite, in which case such prohibition will end.

1.2

The closing date ("Closing Date") for the formal option agreement shall occur as soon as reasonably possible after the receipt of all necessary regulatory and shareholder approvals, provided that such Closing Date shall occur on or before October 31, 2003, otherwise this Letter of Intent and the formal option agreement contemplated herein shall terminate unless extended by mutual agreement.

2.

Confidentiality

2.1

Zena agrees to keep confidential all those things, which may be described as trade secrets relating to Barite and the business plan that has been prepared to advance the development of Barite unless otherwise required by the law or the policies of the Exchange to make such information public.

2.2

MacLean acknowledges that Zena is a public company with statutory disclosure requirements and, accordingly, Zena will be required to make disclosure from time to time in accordance with applicable securities legislation.  Roy Brown and MacLean will submit all necessary information as requested by Zena in respect of the Barite and the Transaction in order to enable Zena to prepare any required news release and regulatory filings.

3.

Terms of Option

3.1

MacLean represents to Zena that MacLean has all legal and beneficial title to Barite (the “Right”) subject only to certain property payments and royalty payments on production (being a minimum yearly advance royalty payment of $4,000, commencing July 21, 2003, to a maximum of $300,000 and the payment of $5.00 per tonne of barite are sold from the high grade Phase 2 target area all as disclosed in Appendix A).  MacLean represents and warrants to Zena that the Right is not subject to any other requirement, liens, encumbrances or charges.  MacLean will grant to Zena the exclusive right and option (the “Option”) to acquire up to a 100% undivided right, title and interest in and to Barite subject only to Zena continuing to make such its pro rata portion (based upon the working interest Zena has earned in the Right from time to time) of the foregoing advance royalty payments, high grade ore payments as well as those additional royalty payments to MacLean, as set out in section 3.2(iii) hereof.

3.2

The Option will be based on a three phase program of exploration and “earn-in” by Zena.  In order to exercise the Option and maintain such in good standing and in full force and effect, Zena shall:

(i)

Incur up to $40,000 on a Phase 1 program of exploration described in Appendix B (of which $10,000 will be on account of an option payment to Bill Inverarity as set out in the December 26, 2002 agreement between Bill Inverarity and MacLean listed in Appendix A) which will earn Zena an undivided 30% working interest in MacLean’s Right.  The $40,000 is to be spent by Zena prior to Exchange approval to the transaction and is to be funded as to $25,000 as permitted by section 8.5(b) of Policy 2.4 of the Exchange and as to $15,000 as part of Zena’s due diligence expenditures to be incurred on Barite.  The Phase 1 program is to be commenced within fifteen days of signing this Letter of Intent.

(ii)

Subject to the completion of Phase 1, Zena shall have the option to expend up to a further $200,000 on a Phase 2 program on Barite consisting of exploration, development and equipment purchases as set out in Appendix B (of which $25,000 will be on account of an equipment purchase payment to Bill Inverarity as set out in the December 26, 2002 agreement between Bill Inverarity and MacLean listed in Appendix A) which will earn Zena a further undivided 20% working interest in the Right thereby bringing the total interest held by Zena to an undivided 50% in the Right.  Zena will be entitled to at least a 100% payback of its expenditures from net profits derived from exploration and development of Barite on completion of Phases 1 and 2 while still maintaining its 50% interest.  Phase 2 of exploration shall be based upon a qualified engineering report (recommending the expenditure of $200,000) and will be subject to Exchange approval.  Such report must be received within one month of completing Phase 1.  Completion of Phase 1 includes Zena’s receipt of Phase 1 data necessary to complete the report.

(iii)

Subject to the completion of Phase 2, Zena shall have the option to expend a further $550,000 on a Phase 3 program of exploration, development and property royalty payment as set out in Appendix B which will earn Zena a further undivided 50% working interest in the Right subject to a 20% Net Profits Royalty (as defined in Appendix C) payable to MacLean after Zena achieves a payback of all of its expenditures on Barite (totaling $790,000 after Phase 3).  The Phase 3 program shall be based upon a qualifying engineering report recommending the expenditure of up to $460,000.  Zena must elect to fund Phase 3 within 1 month of receiving a qualified engineering report recommending the expenditure of up to $460,000 (which excludes any property royalty payment). Such report must be received within one month of completing Phase 2.  Completion of Phase 2 includes Zena’s receipt of Phase 2 data necessary to complete the report.

3.3

The formal option agreement and Zena’s interest in the Right will be held by a wholly owned subsidiary of Zena to be established in conjunction with closing of the Transaction.

3.4

Zena and MacLean will set up a committee to approve the payment of budgets in respect of Phase 1, 2 and 3.  Zena and MacLean will each have one representative appointed to this committee.  Zena will make payments on presentation of invoices as approved by such committee on a semi-monthly basis.  These expenditures will be consistent with the Phase 1, 2 and 3 budgets as attached in Appendix B.

3.5

After completing the expenditures required by Phase 1, should Zena decide not to complete the expenditures for Phase 2 or 3, then Zena’s interest will be converted to a carried Net Profits Royalty and subject to dilution. Dilution to Zena’s Net Profits Royalty if only Phase 1 is completed will take place in stages as follows based upon additional expenditures on Barite by MacLean since entering into this Letter of Intent with Zena (provided such additional expenditures by MacLean are consistent with the budgets presented to Zena as contained in Appendix B):

(i)

should MacLean spend an additional $40,000 on Barite then Zena’s carried interest will reduce to 15%;

(ii)

should MacLean spend an additional $100,000 on Barite then Zena’s carried interest will reduce to 7.5%;

(iii)

should MacLean spend an additional $200,000 on Barite then Zena’s carried interest will reduce to 5%; and

(iv)

should MacLean spend an additional $350,000 on Barite then Zena’s carried interest will reduce to 2.5%.

The foregoing dilution will take place only upon each expenditure milestone being met in full by MacLean.  After completing Phase 1 in no event can Zena’s carried Net Profits Royalty in Barite be reduced below 2.5%.  After completing the expenditures required by Phase 2 should Zena decide not to complete the expenditures required by Phase 3 then Zena’s interest will be converted to a carried Net Profits Royalty and will be subject to dilution.  Dilution to Zena’s Net Profits Royalty if Phase 2 is completed by Zena will be calculated by dividing Zena’s expenditures on Barite to the end of Phase 2 by the total expenditures on Barite since MacLean entered into the Letter of Intent with Zena (provided such additional expenditures by MacLean are consistent with the budgets presented to Zena as contained in Appendix B) and multiplying by Zena’s then held interest (being a carried 50% Net Profits Royalty) provided that if Zena completes Phase 2 then in no event can its carried Net Profits Royalty be diluted to less than 10%.

For clarification purposes only in respect of Zena having completed Phase 2:

Upon completion of Phase 2 Zena will have spent $240,000 and the dilution is calculated on the basis of $240,000/($240,000 plus MacLean’s subsequent total expenditures) times 50%.  Any total expenditure by MacLean subsequent to Zena’s election not to proceed past Phase 2 in excess of $960,000 will not dilute the Net Profits Royalty of Zena below 10%.

If Zena holds these minimum Net Profits Royalties, then these Net Profits Royalties can be purchased by MacLean for $40,000 for the Phase 1 Net Profits Royalty (2.5%) and $240,000 for the Phase 2 Net Profits Royalty (10%).  These payments to purchase the Net Profits Royalty are exclusive of proceeds received by Zena from Phase 1, 2 or 3 exploration, bulk sampling or production work.

3.6

Any net proceeds derived from Barite (after underlying royalty payments are made) as a result of the Phases 1 and 2 program, will firstly be paid to Zena, up to the aggregate amount of funds expended by Zena on Barite to that point in time.  The balance of any net proceeds derived therefrom will be used to fund the Phase 3 program plus the property royalty payment of $90,000 as expressed in Appendix B, up to a maximum of $550,000, unless Zena elects not to proceed with Phase 3.  If Zena elects not to proceed with Phase 3, then the balance of funds, after repaying Zena the aggregate amount of funds expended by Zena on Phases 1 and 2 (up to $240,000) will be paid 50% to Zena and 50% to MacLean.  If Zena elects to proceed with Phase 3, then balance of the funds derived from Phases 1 and 2, after repaying Zena the funds expended on Phases 1 and 2 (up to $240,000) will be used to fund Phase 3 plus the property royalty payment of $90,000 as expressed as Appendix B (up to $550,000).  If there remains excess funds derived from Phases 1 and 2 after repaying Zena up to the $550,000 Zena expended on Phase 3 and for the property royalty payment, then 40% of the excess funds derived from Phases 1 and 2 will be paid to Zena and 60% of the excess funds will be paid to MacLean.

3.7

Zena will pay MacLean a 20% Net Profits Royalty on any net profits derived from Phase 3 and net profits derived after Phase 3.  Zena or its nominee may purchase the Net Profits Royalty after completion of Phase 2 and before Phase 3 is commenced for $400,000.  Should Zena elect to purchase the 20% Net Profits Royalty, Zena will have ~~3~~60 days from the date of election to fund such purchase.  Any time after Phase 3 is commenced, the Net Profits Royalty may be purchased by Zena for the lower of 20% of the net present value of Barite (as determined by an independent valuator) and 20% of a 3rd party arms length offer to purchase Barite provided that the 3rd party arm’s length offer to purchase is not less than 80% of the net present value.

4.

Management / Consulting Agreements

4.1

It is acknowledged that the services of MacLean are essential to the success of the Barite and Zena is desirous of appointing MacLean as the Operator of the Project and accordingly, he agrees to enter into an agreement with Zena upon the commencement of Phase 2, the terms of which are to be mutually agreed upon.  Subject to applicable regulatory approval MacLean will be paid a retainer of $1,000 per month plus a $250 per diem for each day of attendance at the property, within the framework of the Budget (see Appendix B) for Phases 2 and 3.

4.2

The parties hereto agree that Roy Brown will, upon commencement of Phase 1, be retained to provide consulting services with respect to due diligence, and other administrative requirements to facilitate the closing of the Transaction.  Zena will pay a retainer of $2,500 per month for two months, at which time Zena will review this payment and determine whether the need for Mr. Brown’s further services are required.  If his further services are deemed required, the parties agree to retain Mr. Brown for an additional period of up to ten months at a retainer of $2,500 per month.  The payment will be made on the 15th day of each month and may be pro rated in the first month.

4.3

Stock options will be granted to Roy Brown and MacLean on closing in conjunction with the negotiation of agreements contemplated in Sections 4.1 and 4.2. The terms of the stock option grants will be negotiated in good faith within the guidelines and limitations of Exchange policy. These options will be earned and vested as to 50% on completion of Phase 2 and 50% on completion of Phase 3, in addition to any vesting provisions required by the Exchange.

5.

Financing / Sponsorship

5.1

Zena will select and retain a sponsor for the proposed transaction as required by the Exchange.

5.2

Zena and MacLean will collectively use their best efforts to complete a public or private equity financing of approximately $250,000, the final amount and pricing of the financing to be subject to Exchange approval, in conjunction with closing the transaction. The parties agree that they will raise sufficient capital (approximately $250,000), along with Zena’s existing cash balance (approximately $200,000), to complete the transaction and have sufficient funds to implement the Zena’s business plan ($240,000), cover operating overheads for at least twelve months from closing and have unallocated working capital of $100,000 so as to satisfy the Exchange’s policy on minimum listing requirements for Tier 2 resource companies.

6.

Due Diligence Commitment / Expenses

6.1

It is acknowledged by MacLean that he is essential that Zena be provided and MacLean does hereby agree to provide Zena with any and all documents and agreements and other information in order to complete due diligence and prepare documentation to be filed with the Exchange. This includes, but is not limited to, all underlying agreements in respect of Barite and documents evidencing that $100,000 have been spent on Barite in the last 3 years as required by the Exchange or that the Barite is an Advanced Exploration Property as defined in Policy 1.1 of the Exchange.

6.2

Zena may at its option, prior to expending the $40,000 for Phase 1, be entitled to correspond with Bill Inverarity and Donna Miller for the purposes of obtaining confirmation of title and be entitled to send a representative to the Barite property for a site visit.  Zena must undertake both of these conditions within 15 days of signing this agreement.

6.3

It is also acknowledged that other due diligence materials, including a business plan, will be required for the preparation of documents to be supplied to the sponsoring brokerage firm and to be supplied to the Exchange.  Accordingly, MacLean agrees to use his best efforts to support the preparation of these materials and documents.

6.4

Each of MacLean and Zena shall be responsible for the payment of their respective legal and accounting fees incurred in connection with the transaction.

7.

Conditions Precedent

7.1

The completion of the Transaction shall be subject to certain conditions precedent, including, but not limited to the following, which conditions shall be for the benefit of each of Zena and MacLean and may be waived upon agreement of both of the parties except where required by regulatory policy:

(i)

The parties entering into a definitive and formal option agreement ("Option Agreement") not later than 120 days following the execution of this Letter of Intent containing, among other things, the terms and conditions set forth herein and the representations, warranties, covenants, and agreements customarily found in such agreements and acceptable to all parties and their respective counsel;

(ii)

The approval of all regulatory bodies having jurisdiction in connection with the Transaction, including the Exchange and the British Columbia Securities Commission;

(iii)

The approval of "the majority of the minority" of the shareholders of Zena as provided for in Exchange Policy 2.4; and

(iv)

The execution of a consulting agreement between Zena and Roy Brown pursuant to Section 4 within 15 days of signing this Letter of Intent.

7.2

The completion of the Transaction shall be subject to the following conditions precedent, which conditions shall be for the sole benefit of Zena and may be waived by Zena except where required by regulatory policy:

(i)

Satisfactory completion of due diligence review by Zena, acting reasonably, in connection with all matters relating to MacLean, the Right and Barite; and

(ii)

The completion of the obligations of MacLean under this Letter of Intent and the representations and warranties of MacLean remaining correct until the closing of the Transaction.

7.3

The completion of the Transaction shall be subject to the following conditions precedent, which conditions shall be for the sole benefit of MacLean and may be waived by MacLean:

(i)

Satisfactory due diligence review by MacLean, acting reasonably, in connection with all matters relating to Zena;

(ii)

The completion of the obligations of Zena under this Letter of Intent and the representations and warranties of Zena remaining correct until the closing of the Transaction; and

(iii)

No adverse material change shall have occurred on or prior to the Closing Date in respect of the business, affairs, or financial condition of Zena.

8.

Representations and Warranties of Zena

8.1

Zena represents and warrants that:

(i)

It is a valid and subsisting corporation duly incorporated and in good standing under the laws of the Province of British Columbia; and is both a “reporting issuer” and “exchange issuer” as each of these terms are defined in the BC Securities Act;

(ii)

Entering into this Letter of Intent does not and will not conflict with, and does not and will not result in a breach of, any terms of its incorporating documents or any agreement to which Zena is a party;

(iii)

Zena’s common shares are currently suspended from trading on the Exchange, subject to the completion of a Qualifying Transaction;

(iv)

Zena presently has a total of 3,667,500 fully paid common shares issued and outstanding. There are 272,500 outstanding incentive stock options to directors and an officer to acquire shares in the capital of Zena at the price of $0.15 per share;

(v)

Zena is up to date with respect to filing of Annual Reports with the Registrar of Companies;

(vi)

Zena is not a party to or subject to any outstanding judgements, lawsuits or proceedings and there are no pending lawsuits or proceedings;

(vii)

The directors and officers of Zena are set out in the below table:

NAME	FUNCTION
Kevin Hanson	Director
Terry Amisano	Director and President
Alan Crawford	Director
Brian Hanson	Secretary and Chief Financial Officer

(viii)

Zena holds all necessary permits, licenses and authorities to operate its business in British Columbia; and

(ix)

Zena has a minimum cash balance of $200,000 net of liabilities of any nature, as of the date of this Letter of Intent.

9.

Representations and Warranties of MacLean

9.1

MacLean represents and warrants that:

(i)

Entering into this Letter of Intent does not and will not conflict with, and does not and will not result in a breach of any agreement to which MacLean is a party;

(ii)

MacLean is not a party to or subject to any outstanding judgements, lawsuits or proceedings and there are no pending lawsuits or proceedings;

(iii)

MacLean holds all necessary permits, licenses and authorities to operate his business;

(iv)

Title to Barite is in good standing and MacLean holds all undivided legal and beneficial title to Barite;

(v)

There are no encumbrances or commitments relating to Barite other than as have been disclosed herein;

(vi)

There has been a minimum of $100,000 in exploration expenditures on Barite in the last three years or the Barite is an Advanced Exploration Property as defined in Policy 1.1 of the Exchange;

(vii)

The royalty payment, as referred to in the agreement dated December 26, 2002 between Bill Inverarity and MacLean (Appendix A), is only payable in respect of ore sold from the high grade Phase 2 target area as previously disclosed in writing to Zena; and

(viii)

The costs provided in Appendix B are first order estimates of future costs to develop near surface reserves and install a 50 tonne per day barite flotation plant.

10

General

10.1

This Letter of Intent may be executed in counterpart and by fax.

10.2

Each party shall provide the other party and their duly appointed representatives with reasonable access to all relevant books, records, files, and title documents in their possession or to which they have access, prior to the Closing Date, in order that each party may satisfy itself as to corporate, financial, and legal matters regarding the other party and such other party’s ownership of assets, as applicable.

10.3

Each party hereto will execute and deliver all documents as shall be reasonably required in order to complete this Letter of Intent.

10.4

This Letter of Intent shall be exclusively governed and construed pursuant to the laws of the Province of British Columbia and the federal laws of Canada applicable therein.

If the terms and conditions as outlined above are satisfactory to you, please indicate your acceptance by signing a copy of this Letter of Intent and returning it to us.  Until such time as the formal agreement contemplated herein is executed, this Letter of Intent will remain in full force and effect unless terminated by the mutual agreement of all parties hereto.

Yours very truly,

ZENA CAPITAL CORP.

Per:
Terry Amisano, President

Agreed to by Byard MacLean

Per:
Byard MacLean

Appendix A

Underlying Agreements

Agreement December 26, 2002 Bill Inverarity and Byard MacLean

Assignment Agreement December 27, 2002, Bill Inverarity, Byard MacLean and Donna Gail Miller

Rock Creek Property Lapin Barite Property Option Agreement December 26, 2002, Donna Gail Miller and Bill Inverarity and Appendix A thereto.

Appendix B

Phases 1, 2 and 3 Cost Estimates

PHASE I - Due Diligence				PHASE III - 50 tonnes Barite/Day
Property Payment	$10,000
Trenching	$4,000			MINE CAPITAL		$225,000
Drilling	$6,000
Geophysics	$4,000			Equipment		$150,000
Project Management	$5,000			Development		$75,000
Professional Analysis	$1,000

Subtotal	$30,000
Success Follow-up	$10,000			MILL CAPITAL		$225,000

PHASE I - Total		$40,000		Crusher		$10,000
				Grinding Mill		$30,000
PHASE II - Test Marketing/Ore Development				Flotation		$30,000
TEST MINING	$/T	$total		Thickener		$10,000
				Filter		$5,000
Bauer Mill Purchase		$25,000		Dryer		$15,000
Mining	$10			Bagger		$15,000
Interim Haulage	$5			Pumps & Piping		$10,000
Contract Crushing	$7			Electrics		$15,000
Milling	$10			Installation		$50,000
Bagging/Palletting	$20
Delivery	$35			total		$415,000
			per
total	$87	$104,400	1200	CONTINGENCY	11%	$45,000
			tonnes	PROPERTY ROYALTY PAYMENT		$90,000
ORE DEVELOPMENT				PHASE III - Total		$550,000

Linecutting etc.	$2,000
Gravity Survey	$4,000
Trenching	$6,000
Drilling	$16,000
Mob/Demob	$3,000
Professional Analysis	$3,000
Subtotal	$34,000

Success Follow-up	$14,000
total		$48,000

		$177,400

CONTINGENCY	13%	$22,600

PHASE II - Total		$200,000

Appendix C

NET PROFITS ROYALTY

Pursuant to the attached Letter of Intent, (the “MacLean”) may be entitled to a royalty equal to a percentage of Net Profits (hereinafter called the “Net Profits Royalty”).  Zena shall be entitled to a 100% legal and beneficial interest in the Barite subject to the Net Profits Royalty.  The Net Profits Royalty shall be calculated as follows:

Zena shall establish a Royalty Account to which it shall debit (credit):

(i)

Pre-production Expenditures;

(ii)

Working Capital;

(iii)

Operating Losses;

(iv)

Operation Cost

(v)

Revenue

(vi)

Post-production Capital Expenditures;

(vii)

Interest Charges; and

(viii)

Reserve Charges.

Zena shall apply Net Profits first to reduce the amounts debited to the Royalty Account.  While there is any debit balance in the Royalty Account, Zena shall retain Net Profits.  Whenever the Royalty Account shows no debits, Net Profits in an amount equal to the credit balance in the Royalty Account shall be distributed to MacLean in an amount equal to the applicable Net Profits Royalty, and the balance to Zena.

Zena shall debit or credit amounts to the Royalty Account, whichever is applicable, on a monthly basis and distribution of Net Profits shall be made on an interim basis within twenty days of the end of each month.  A final settlement of the distribution of Net Profits shall be made within 90 days of the end of each calendar year.  Zena shall be entitled to deduct any overpayment of Net Profits as revealed in the annual calculation for purposes of the final settlement from future payments due to MacLean.  Any under payment shall be paid by Zena to MacLean forthwith.

Terms which are defined in the Letter of Intent shall have the same defined meaning in this Appendix and the following words, phrases and expressions shall have the following meanings:

Royalty Account

The Royalty Account is the account to be established by Zena for purposes of calculating the amount of MacLean’s Net Profits Royalty.

Pre-production Expenditures

Pre-production Expenditures for the purpose of calculating the Net Profits Royalty, means all money provided and spend by Zena on the Barite prior to the commencement of Commercial Production.  Without limiting the generality of the foregoing, Pre-production Expenditures shall include all money provided and spent by Zena exploring, developing and equipping the Barite for production; completing Feasibility Reports; maintaining the Barite in good standing; constructing all facilities necessary to commence Commercial Production on the Barite; constructing and acquiring infrastructure or facilities off the Barite but required for Commercial Production; and on making any other expenditures related to the achievement of Commercial Production.  Zena shall be entitled to include as a Pre-production Expenditure a reasonable charge for management and administration not to exceed ten percent (10%) of all other Pre-exploration Expenditures, which shall be computed quarterly and charged to the Royalty Account at the end of each calendar year.

Working Capital

Working Capital means all monies spent by Zena for working capital prior to the date when Commercial Production on the Barite generates sufficient revenue to satisfy working capital requirements.

Operating Losses

Operating Losses means, in any month after the commencement of Commercial Production, the amount by which Operating Costs exceed Revenue.

Operating Costs

Operating Costs means all costs of Commercial Production categorized as “Operating” costs by generally accepted accounting practice including all taxes, royalties and other levies except for federal and provincial corporate income taxes but not including any charges for depreciation, deletion or amortization.  Operating Costs shall also include a reasonable charge for administration and management not to exceed 10% of all other Operating Costs.

Revenue

Revenue means the amount of money received by Zena for the sale of minerals from the Barite, the cost of which has been previously charged to the Royalty Account.

Post-production Capital Expenditures

Post-production Capital Expenditures means all expenditures made by Zena to acquire or construct assets having a useful life or more than one year or on development or expansion of a mine or other production facilities the cost of which would be charged on a unit of production basis in accordance with generally accepted accounting principles.

Interest Charges

Interest Charges means an amount obtained by applying the Prime Rate established from time to time by the Bank of Montreal at the time the calculation is made plus one percent (1%) to the month end debit balance in the Royalty Account.  The amount so obtained shall be debited to the Royalty Account at the time of calculation.

Reserve Charges

Reserve Charges means an amount to be established by estimating the cost of rehabilitation and environmental costs which will have to be spent after Commercial Production has terminated and charging a portion of that cost monthly to the Royalty Account over a reasonable period of time commencing no sooner than five years prior to the termination of Commercial Production.

Net Profits

Net Profits means, in any month after the Completion Date, the amount by which Revenue exceeds Operating Costs.